March 30, 2010

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:

Questar Corporation

Preliminary Proxy Statement on Schedule 14A filed March 12, 2010

File No. 001-08796

Dear Mr. Schwall:

On behalf of Questar Corporation (the “Company”), we are responding to the Staff’s comment letter dated March 29, 2010, regarding the review of the above-referenced filing of the Company.  We have set forth below our responses to the inquiries raised in the letter.  For ease of reference, we have included the Staff’s comments in their entirety in bold and italicized text preceding each of our responses.

Preliminary Proxy Statement on Schedule 14A

Management Performance Committee, page 9

1.

We note that you have engaged Hewitt Associates, LLC as a consultant for 2009 executive and Board compensation. Please describe the nature and scope of its engagement, as well as the material elements of the instructions or directions given to Hewitt with respect to the performance of its duties under the engagement.

In response to the Staff’s comment, we will expand the disclosure under the “Governance Information—Management Performance Committee” section of the Company’s definitive proxy statement as follows (the underlined language has been added):

Securities and Exchange Commission

March 30, 2010

“The Committee retained Hewitt Associates, LLC (Hewitt), as its consultant for 2009 executive and Board compensation. Hewitt reports directly to the Committee, which has sole authority to retain or dismiss its advisors.

Under the terms of its retention letter, Hewitt was retained by the Committee to perform the following services:

•

 annual executive benchmarking;

•

 outside director benchmarking;

•

 input into individual or broad compensation actions;

•

 periodic plan design assessments and recommendations;

•

 development or review of annual proxy or periodic disclosures; and

•

 periodic presentation of compensation trends and practices.

•

 attendance or participation in Committee meetings;

The Compensation Committee determines which projects are to be performed by the consultant. During the third quarter of 2008 through early 2010, the Compensation Committee directed Hewitt to provide the following services:

•

 In October 2008, Hewitt met with the Committee and presented a report that included market data about the compensation of officers and directors and qualitative analysis of that data. An executive session followed this presentation.

•

 In January 2009, Hewitt met with the Committee to review Mr. Rattie’s recommendations on top officer compensation. The Committee subsequently met in executive session to discuss the recommendations and Hewitt’s observations concerning

Mr. Rattie’s compensation.

•

 In February 2009, Hewitt met with the Committee again, both in regular and executive sessions, and discussed recommendations about total compensation for certain key officers.

•

 In January, 2010, Hewitt presented to the Committee an assessment of the risks associated with our compensation policies and practices.

Hewitt did not provide any other services to us during this period.”

2.

We also note the related disclosure at page 21 indicating that Hewitt participated in the risk management assessment you describe. To the extent that this or any other such additional services would require disclosure pursuant to Item 407(e)(3)(iii)(A) of Regulation S-K, provide all the necessary disclosure.

On behalf of the Company, we hereby confirm that Hewitt did not provide such additional services to the Company or its affiliates in an amount in excess of $120,000 during the Company’s last completed fiscal year.

Securities and Exchange Commission

March 30, 2010

In addition, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please do not hesitate to contact the undersigned at (801) 324-5678.

Sincerely,

Questar Corporation

/s/Abigail L. Jones

Abigail L. Jones

Vice President, Compliance

& Corporate Secretary

ALJ/ceu

cc:

Parker Morrill

Timothy Levenberg